Exhibit 1.1

    CardioDynamics Reports 22nd Consecutive Quarter of Year-Over-Year Revenue
         Growth, Second Profitable Year and 29% Increase in 2003 Sales

    SAN DIEGO--(BUSINESS WIRE)--Jan. 21, 2004--

         Company Posts Seven-fold Increase in 2003 Net Income and 82% Increase in Quarterly Sensor Revenue

    CardioDynamics (Nasdaq: CDIC), the innovator and leader of Impedance Cardiography (ICG) technology and manufacturer of BioZ(R) noninvasive cardiac function monitoring systems, today announced its 22nd consecutive quarter of year-over-year quarterly revenue growth, second profitable year and 29% increase in 2003 sales over the same period in the prior year.

    2003 Fourth Quarter and Year-End Results:

    Net sales for fourth quarter fiscal 2003 were $8.9 million, an increase of 22% over sales of $7.3 million for the same quarter last year. Full year fiscal 2003 sales were $30.3 million, an increase of 29% over sales of $23.5 million reported for fiscal 2002. Gross margin for fourth quarter 2003 increased to 76.8% of sales, up from 73.9% for the same quarter in fiscal 2002.
    Net income for the fourth quarter 2003 was $985,000 (up 78%), or $0.02 per diluted share, compared to net income of $554,000, or $0.01 per diluted share reported in fourth quarter 2002. Net income for fiscal 2003 was $2.5 million (up 691%), or $0.05 per diluted share, compared to net income of $310,000, or $0.01 per diluted share, in fiscal 2002.

    Operating Highlights:

    During fourth quarter 2003, 236 BioZ Systems were sold, up 16% from the same quarter last year, increasing the total number of BioZ Systems sold to over 3,000. The U.S. direct sales team posted a 19% growth in sales over fourth quarter 2002 and increased sales 15% sequentially over third quarter 2003. Sensor revenue in fourth quarter 2003 was $1,522,000 (17% of net sales), up 82% from $836,000 (12% of net sales) in the fourth quarter of the previous year. In fiscal 2003, overall sensor revenue was $5.2 million, an increase of 79% from $2.9 million in fiscal 2002.
    Operating cash flow for fourth quarter 2003 was $1,015,000, a $635,000 improvement over the previous year. Cash flow from operations for fiscal year 2003 was $2,198,000, an improvement of $2,341,000 over 2002. Fourth quarter accounts receivable cash collections were $8.1 million, bringing the cash and short-term investments balance to $9.3 million, up 36% from $6.9 million at the end of fiscal 2002.

    CEO Comments and Outlook:

    Michael K. Perry, CardioDynamics' Chief Executive Officer, stated, "We are very pleased with our fourth quarter operating performance and overall results for 2003. We grew the business a healthy 29%, achieved our second profitable year and 22nd consecutive quarter of year-over-year revenue growth."
    Perry added, "In addition to our solid financial performance, we achieved several key objectives in 2003, including the issuance of six U.S. patents, development of AERIS(TM) processing technology, presentation of seven clinical studies, increased institutional ownership to over 40%, and the private sale of two million shares of the Allen E. Paulson Trust to institutional investors. We were also recognized by Deloitte & Touche for the fifth consecutive year as one of the fastest growing technology companies in North America."
    Perry concluded, "With over two million patients monitored, we remain convinced that this is a unique opportunity to fundamentally change cardiac monitoring and make a genuine contribution to healthcare. The medical community is helping us drive market adoption through clinical studies, educational programs, presentations, and publications. The investor community is recognizing our solid operating discipline, strong balance sheet, and exceptional market potential. We enter 2004 with no debt, increased cash, new partners, a dedicated and talented team, and even greater opportunity. As exciting as 2003 has been for us, we believe the best is yet to come."



    Fiscal 2003 Highlights and Accomplishments:

    -- Patents: Issuance of six U.S. patents, including one underlying the Company's novel AERIS(TM) (Adaptive Extraction & Recognition of Impedance Signals) processing and three others relating to the unique design features of the BioZtect(R) sensor system.

    -- Sale of Paulson Trust Stock: Assistance in the sale of two million shares of the Allen E. Paulson Trust and 250,000 shares owned personally by the Trustee, J. Michael Paulson, to institutional investors in privately negotiated transactions.

-- Clinical Studies:

    -- Presentation of a Cleveland Clinic Study at the Scientific Assembly of the American College of Emergency Physicians demonstrating that ICG changes emergency treatment 24% of the time (tenfold benefit over pulse oximetry).

    -- Publication of an ICG study, Impedance Cardiography: The Next Vital Sign Technology, in CHEST, an official publication of the American College of Chest Physicians, demonstrating superior accuracy of the Company's ICG technology.

    -- Cleveland Clinic ICG study presented at the American College of Cardiology 52nd Scientific Sessions demonstrating ICG to have a significant correlation (0.89) as compared to the invasive pulmonary artery catheter procedure.

    -- Presentation of five ICG studies at the Seventh Annual Heart Failure Society of America Meeting highlighting the value of ICG in heart failure treatment.

 -- New Analyst Coverage: Initiation of coverage by Anthony Green, Senior Research Analyst at Craig-Hallum Capital Group, LLC, and Adina Dodi, Equity Analyst at B. Riley & Co., with "buy" recommendations.

--  Awards and Recognition:

    --  Company's CEO, Michael K. Perry, and President, Rhonda F.
        Rhyne, named Ernst & Young's 2003 San Diego's Entrepreneur of the Year in the medical products and technology category.

    -- Ranking of 287 in the 2003 Deloitte & Touche Technology Fast 500, a ranking of the 500 fastest growing technology companies in North America (1,021% five-year revenue growth).

--  New Board Member: Appointment of Ronald L. Merriman to the
    Company's Board of Directors. Mr. Merriman, who qualifies as a "financial expert" under the Sarbanes-Oxley Act of 2002, will also serve as the Chairman of the Audit Committee.



    Conference Call and Webcast Information:

    Michael K. Perry, chief executive officer, and Steve P. Loomis, chief financial officer, will host a summary of CardioDynamics' fourth quarter results and outlook for 2004 in a conference call today at 4:30 PM (EST). To access the conference call, dial 800-346-7359 (Code
7784). International participants can call 973-528-0008 (Code 7784). A replay of the call will be available for one month following the call at 800-332-6854 (Code 7784). The international replay number is 973-528-0005 (Code 7784). A webcast of the call is available at http://www.irconnect.com/primecast/03/q4/cdic_4q2003.html.

    About CardioDynamics:

    CardioDynamics, the ICG Company, is the innovator and leader of breakthrough medical technology called Impedance Cardiography (ICG). The company's BioZ Systems are being used by leading physicians around the world to help battle the number one killer of men and women -- cardiovascular disease. Partners include GE Medical Systems Information Technologies and Philips Medical Systems. The worldwide market potential for BioZ products is estimated to be $5 billion and an additional $800 million in recurring annual revenue for sensors. For additional information or to request an investor package, refer to the company's Web site at www.cdic.com.

    Forward-Looking (Safe Harbor) Statement:

    Except for the historical and factual information contained herein, this press release contains forward-looking statements, such as future prospects, market size, potential, growth and penetration rates, the accuracy of which is necessarily subject to uncertainties and risks including the company's sole dependence on the BioZ product line, and various uncertainties characteristic of early growth companies, as well as other risks detailed in the company's filings with the SEC, including its 2002 Form 10-K. The company does not undertake to update the disclosures contained in this press release.



                   CardioDynamics -- The ICG Company
         In thousands except per share information (unaudited)

Operational Results:                      Three Months   Fiscal Year
                                             Ended          Ended
                                          November 30,   November 30,
                                        ------------------------------
                                         2003    2002   2003    2002

   Net Sales                            $8,853 $7,256 $30,332 $23,523
   Cost of Sales                         2,050  1,896   7,122   6,145
                                        ------------------------------
   Gross Margin                          6,803  5,360  23,210  17,378
   Research and Development                969    612   3,272   2,423
   Selling and Marketing                 4,262  3,831  15,548  13,124
   General and Administrative              557    426   2,062   1,821
                                        ------------------------------
   Income from Operations                1,015    491   2,328      10
   Other Income, net                        84     63     351     301
                                        ------------------------------
   Income before Income Taxes            1,099    554   2,679     311
                                        ------------------------------
   Provision for Income Taxes             (114)     0    (227)     (1)
                                        ------------------------------
   Net Income                             $985   $554  $2,452    $310
                                        ==============================
   Net Income per Common Share,
    - Basic and Diluted                  $0.02  $0.01   $0.05   $0.01
                                        ==============================
   Weighted-Average Number of
   Shares Used in Per Share Calculation:
     - Basic                            46,423 46,156  46,248  46,087
                                        ==============================
     - Diluted                          48,919 47,110  47,607  47,458
                                        ==============================

Selected Balance Sheet Data:
                                               November November
                                                  30,      30,
                                                 2003     2002  Change


Cash and Short-term Investments                 $9,345   $6,879    36%
Accounts Receivable, net                         9,560    8,616    11%
Inventory, net                                   3,163    3,474   (9%)
Current Assets                                  24,113   21,446    12%
Long-term Assets                                 2,535    2,120    20%
Total Assets                                    26,648   23,566    13%
Current Liabilities                              2,784    3,282  (15%)
Long-term Liabilities                              844      560    51%
Total Liabilities                                3,628    3,842   (6%)
Shareholders' Equity                            23,020   19,724    17%





    CONTACT: CardioDynamics, San Diego
             Investor Relations:
             Bonnie Ortega, 888-522-2342, Ext. 1005
             bortega@cardiodynamics.com
                 or
             Media Relations:
             Irene Paigah, 888-522-2342, Ext. 1012
             ipaigah@cardiodynamics.com

    KEYWORD: CALIFORNIA
    INDUSTRY KEYWORD: MEDICAL DEVICES BIOTECHNOLOGY EARNINGS
    SOURCE: CardioDynamics